EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the quarters ended March 31, 2016, and 2015
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	MARCH 2016	MARCH 2015
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$197	$203
Add: interest portion of rental expense	4	2
Add: distributed income of equity affiliates	29	—
Add: undistributed (income) losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	(3)	6
Available earnings	$227	$211
Fixed charges:
Interest expense incurred	$88	$83
Amortization of debt expense	10	2
Interest portion of rental expense	4	2
Total fixed charges	102	87
Dividends on preference shares (pretax)	14	13
Total fixed charges and preference dividends	$116	$100
Ratio of earnings to fixed charges	2.23	2.43
Ratio of earnings to combined fixed charges and preference dividends	1.96	2.11